DYNAMICS RESEARCH CORPORATION
60 Frontage Road
Andover, Massachusetts  01810
978/475-9090

August 10, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief
                   Division of Corporation Finance

Re: Dynamics Research Corporation
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File No. 001-34135

Dear Mr. Gilmore:

On behalf of Dynamics Research Corporation. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 24, 2009 with respect to the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal year Ended December 31, 2008
Item 10. Directors, Executive Officers and Corporate Governance (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)
Section 16(a) Beneficial Ownership Reporting Compliance, page 25

1.
We note your response to prior comment no. 11, advising that the late Form 4 filed on behalf of Dr. Aguilar on February 24, 2009, reported certain transactions that were subject to short-swing profit recovery under Section 16(b) of the Exchange Act. Please explain in your next response letter the circumstances under which the Section 16(b) violations occurred. We note further from the Form 4 filed on February 24, 2009, that the ten transactions reported therein occurred over the period beginning November 14, 2008, through December 22, 2008. You disclose in your proxy statement that the late Form 4 filing was "due to an administrative oversight on the part of the Company." In light of the length of time between the subject transactions and the filing of the Form 4, the apparent involvement of the company in the Section 16(a) reporting process, and the potential impact on the company of transactions that are subject to Section 16(b), please describe more fully in your next response letter the "administrative oversight on the part of the Company" that you indicate resulted in the late filing. In this regard, advise whether the company has a Section 16(a) reporting program to assist officers, directors and 10% beneficial owners with their reporting in connection with the company's own disclosure obligations. In addition, please provide us with your analysis as to why your CEO and CFO nevertheless concluded that your disclosure controls and procedures were effective as of December 31, 2008.

Response:

The Company's Section 16(a) reporting program requires directors and officers to complete a questionnaire and compare Company records of their holdings with their personal records.  In the course of completing the reporting, Dr. Aguilar informed the Company on February 10, 2009 that his stock ownership of the Company did not match the stock ownership on the Company's records which the Company had sent to Dr. Aguilar.  The Company promptly investigated the situation, discovered that Dr. Aguilar had not filed the required Forms 4 and worked with Dr. Aguilar to make the filing on February 24, 2009.

The Company has had in effect since 1988 a policy for insiders, directors and officers which addresses, amongst other regulations and procedures, the Section 16 reporting requirements.  The Company maintains with Fidelity Brokerage Services a periodically updated 16(b), 144 Filer, and insider trading list for which Fidelity Brokerage Services will not execute any trades for officers and directors, without the approval of the Company’s General Counsel or CFO. The stock in question was purchased and sold by Mr. Aguilar through his private broker outside of the Fidelity Brokerage Services processes through which the Company would be aware of such transactions.

As defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, disclosure controls and procedures means “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.”  While the Company has controls and procedures in place to monitor the holdings and transactions of Company stock involving its directors and officers, the Company is not ultimately responsible for filing a Form 4.  Further, the Company believes its reporting program, utilization of Fidelity Brokerage Services, the Company’s trading policies and periodic communication with Board members and officers are sufficient and customary for Section 16 reporting purposes.  The Company will continue to monitor its procedures to ensure holding and transaction reporting involving its directors and officers are timely met.  In addition, we communicate frequently with directors and officers on their reporting requirements.  However, we do not consider these procedures to be part of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e).  The Company believes that the reporting delay upon learning of the director’s transactions does not affect its analysis that the Company’s disclosure controls and procedures were effective as of December 31, 2008.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)
Compensation Discussion and Analysis, page 8
General

2.
We note your response to prior comment no 12. As previously requested, please provide in your response letter and future filings quantitative disclosure of the actual performance targets that are taken into consideration in determining compensation for your named executive officers, to the extent material to DRC's executive compensation policies and decision-making processes for the applicable fiscal year. We note the following examples of performance targets referenced in your disclosure relating to executive compensation for fiscal 2008 for which additional disclosure appears to be required and which you do not appear to have adequately addressed in your response:

•
The company-wide goals relating to revenue growth, net performance income, and days sales outstanding considered in determining annual cash incentive awards under your executive incentive plan and (as indicated in your response letter) base salaries;

•	The targeted annual "functional financial budgets" considered in determining annual cash incentive awards for executives of the corporate functions under your executive incentive plan; and

•	The goals relating to organic revenue growth and return on invested capital considered in determining long-term incentive plan awards.

In this regard, please note that disclosing such items as the relative weighting of the various performance targets considered in determining annual bonuses or the long-term incentive, or the threshold, target and maximum payout levels payable pursuant to the annual bonus plan, does not address the need to provide quantitative disclosure of the specific performance targets upon which compensation awards are based.

Response:

We provide the additional information herein and confirm to you our intention to include such information in future filings.

Annual Cash Incentive Plan

Corporate financial goals for our Annual Cash Incentive Plan are revenue, net income and receivables days sales outstanding (DSO).  For 2008, these corporate goals and achievement thereof were as follows:

	% of Award	Goal	Actual Achievement
Revenue	45%	$230 million	5.6% above goal
Net Income	45%	$7.5 million	7.8% above goal
Receivables DSO	10%	85 days	10.5% below goal

Mr. Regan’s annual cash incentive bonus was based entirely on achievement of these three company goals.

 For each of the NEOs other than Mr. Regan annual cash incentive bonuses were based on achievement of four components: (1) corporate financial goals noted above, (2) individual cost management objectives, (3); individual non-financial management objectives for their specific area of responsibility, and (4) a qualitative assessment of performance in the area of key company management behaviors and values such as expertise in their area of responsibility, teamwork, leadership, commitment to DRC’s mission, and management skills.  For 2008 executive goals and performance achievement against financial management objectives were as follows:

Actual Achievement
Mr. Keleher	3% above goal
Mr. O’Brien	10% below goal
Mr. Wentzell	6% below goal
Mr. Covel	3% above goal

Long Term Incentive Plan

Each annual award of our long-term incentive plan is structured in two components: (1) 25% of the target value of the award is made in the form of restricted stock with a three year vesting period, and (2) 75% of the target value of each award is in the form of cash, based on achievement of selected objectives over a three year performance period.  Organic revenue growth and return on invested capital (ROIC) have been the selected objectives for the awards made in 2007, 2008 and 2009.

Principal factors considered in establishing organic revenue growth targets include (1) historical organic revenue growth, which was one to two percent for 2007 and 2008, and expectations of improvement thereon, (2) industry projections of federal IT funding growth of 2 to 3 percent for 2009-14, and (3) peer Company organic growth, which is projected at 8 to 9 percent for the 2009-11 timeframe. Considering these factors annual organic growth targets established for 2007 through 2011 were in the range of 5 to 6 percent.

Principal factors considered in establishing ROIC targets include (1) historical ROIC performance, which was 7.5 percent for 2007 and 9.9 percent for 2008, and expectations of improvement thereon, (2) the Company’s weighted average cost of capital, and (3) peer Company performance, which has been at a median of 12 to 13 percent.  Considering these factors ROIC targets established for 2007 through 2011 were in the range of 11 to 13 percent.

Item 13. Certain Relationships and Related Transactions. and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A filed On April 14. 2009)
Transactions with Related Persons. page 25

3.
We note the proposed disclosure you have provided in response to prior comment no. 17 relating to your policies and procedures for the review, approval or ratification of transactions with related persons, as called for by Item 404(b)(1) of Regulation S-K. Your proposed disclosure states in part: "The Company assesses each matter on a case by case basis and applies standards and criteria which are appropriate based on the type of transaction and any possible conflict that may be raised." Please revise to provide a more meaningful explanation or examples of the standards that are to be applied pursuant to your policies and procedures, if known.

Response:

The Company notes the Staff’s additional comments and will revise its disclosure to include the information required by Item 404(b)(1) of Regulation S-K in future filings, as follows.  The additional revisions to be included in future proxy statements have been bolded.

All related party transactions are subject to review and approval or ratification by the Audit Committee. The Chief Financial Officer reports to the Audit Committee all related party transactions in accordance with the Company’s pre-filing disclosure procedures and Audit Committee required review of such filings.

If a related party transaction were identified it would be assessed by the Company's inside counsel, the Company's outside counsel, the Company's internal auditor, and the Audit Committee. An opinion would then be provided. The Company assesses each matter on a case by case basis and applies standards and criteria which are appropriate based on the type of transaction and any possible conflict that may be raised.

Such standards and criteria for consideration include:

•
The nature of the related party’s interest in the transaction.  For example, transactions may present potential for conflict of interest (1) for an officer or director of the Company, or (2) between the Company and a customer.  Other transactions may present potential for conflicts under federal acquisition regulations or variable interest entities, as defined under generally accepted accounting standards;

•	The material terms of the transaction, including, without limitation, the amount and type of transaction;
•	Whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the company; and
•	Any other matters the Committee deems appropriate.

The Company has a policy, DRC's Standards of Ethics and Conduct, which addresses related party transactions and/or potential conflicts of interest.  This policy applies to the Company's directors, officers and employees.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Mr. Gilmore’s letter of June 24, 2009. If the Staff requires any further information, please contact me at (978) 289-1616.

Sincerely,

/s/ Richard A Covel
Richard A. Covel
Vice President and General Counsel